Exhibit 12.1
FIRST INDUSTRIAL REALITY TRUST, INC.
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
(Dollars in Thousands)

	6/30/2006	12/31/2005	12/31/2004	12/31/2003	12/31/2002	12/31/2001
Income from Operations Before Minority Interest from Continuing Operations and Income Taxes from Continuing Operations	(29,942)	(20,134)	27,481	8,838	22,717	77,659

Plus:

Interest Expense	59,232	108,339	98,636	94,895	90,017	82,580
Amortization of DFC and IRPA	1,223	2,125	1,931	1,764	1,925	1,809

Net Earnings	30,513	90,330	128,048	105,497	114,659	162,048

Interest Expense	59,232	108,339	98,636	94,895	90,017	82,580
Capitalized Interest	3,165	3,271	1,304	761	7,792	9,950
Preferred Stock Dividends	10,048	10,688	14,488	20,176	23,432	30,001
Redemption of Preferred Stock	672	—	7,959	—	3,707	4,577
Amortization of deferred financing costs and IRPA	1,223	2,125	1,931	1,764	1,925	1,809

Fixed Charges and Preferred Stock Dividends	74,340	124,423	124,318	117,596	126,873	128,917

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	0.41	0.73	1.03	0.90	0.90	1.26

(a)	Included in Fixed Charges and Preferred Stock Dividends is the write-off of initial offering costs associated with the redemption of Preferred Stock in the amount of $672, $7,959, $3,707 and $4,577 for the six months ended June 30, 2006, the year ended December 31, 2004, the year ended December 31, 2002 and the year ended December 31, 2001, respectively.

(b)	For purposes of computing the ratios of earnings to fixed charges and preferred stock dividends, earnings have been calculated by adding fixed charges (excluding capitalized interest) to income from continuing operations before minority interest allocable to continuing operations and income taxes allocable to continuing operations. Fixed charges consist of interest costs, whether expensed or capitalized and amortization of deferred financing costs.